SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 45)

V.F. Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

918204108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 918204108	Page 1 of 6 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 64,347
6) Shared Voting Power 21,654,103* *See the response to Item 4.
7) Sole Dispositive Power 20,515
8) Shared Dispositive Power 21,693,460* *See the response to Item 4.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,720,480
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 19.74
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 918204108	Page 2 of 6 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 63,336
6) Shared Voting Power 21,654,103* *See the response to Item 4.
7) Sole Dispositive Power 19,504
8) Shared Dispositive Power 21,693,460* *See the response to Item 4.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,719,469
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 19.74
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 918204108	Page 3 of 6 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 63,336
6) Shared Voting Power 21,654,103* *See the response to Item 4.
7) Sole Dispositive Power 19,504
8) Shared Dispositive Power 21,693,460* *See the response to Item 4.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,719,469
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 19.74
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 918204108	Page 4 of 6 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons ADVISORport, Inc. 51-0391973
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 1,011
6) Shared Voting Power -0-
7) Sole Dispositive Power 1,011
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,011
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) IA

Page 5 of 6 Pages

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.;

PNC Bank, National Association; and ADVISORport, Inc.

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

ADVISORport, Inc. - 760 Moore Road, King of Prussia, PA 19406

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

ADVISORport, Inc. - Delaware

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☒ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

(e)	☒ An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2007:

(a) Amount Beneficially Owned:	21,720,480 shares

(b) Percent of Class:	19.74

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote	64,347
(ii) shared power to vote or to direct the vote	21,654,103	*
(iii) sole power to dispose or to direct the disposition of	20,515
(iv) shared power to dispose or to direct the disposition of	21,693,460	*

*	PNC Bank, National Association serves as co-trustee with M. Rust Sharp and Ursula F. Fairbairn and shares with them voting power and dispositive power with respect to 21,654,103 shares.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total shares of Common Stock reported herein, 21,654,103 shares are held in Trust Accounts for which PNC Bank, National Association serves as co-trustee.

Page 6 of 6 Pages

Of the total shares of Common Stock reported herein, 66,377 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

ADVISORport, Inc. - IA (indirect wholly owned subsidiary of The PNC Financial Services Group, Inc.)

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008		February 8, 2008
Date		Date

By:	/s/ Joseph C. Guyaux	By:	/s/ Joseph C. Guyaux
Signature - The PNC Financial Services Group, Inc.		Signature - PNC Bank, National Association
Joseph C. Guyaux, President		Joseph C. Guyaux, President
Name & Title		Name & Title

February 8, 2008		February 8, 2008
Date		Date

By:	/s/ Maria C. Schaffer	By:	/s/ Leigh D. Lament
Signature - PNC Bancorp, Inc.		Signature - ADVISORport, Inc.
Maria C. Schaffer, Executive Vice President		Leigh D. Lament, Chief Compliance Officer
Name & Title		Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT FOR

THE PNC FINANCIAL SERVICES GROUP, INC.,

PNC BANCORP, INC. AND PNC BANK, NATIONAL ASSOCIATION

WAS PREVIOUSLY FILED AS EXHIBIT A TO AMENDMENT NO. 17

AN AGREEMENT TO FILE A JOINT STATEMENT FOR

ADVISORPORT, INC.

WAS PREVIOUSLY FILED AS EXHIBIT A TO AMENDMENT NO. 42